26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

March 26, 2019

VIA EDGAR

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.
Response to the Staff’s Comments on Amendment No. 3 to Registration
Statement on Form F-1 Filed on March 8, 2019
CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing herewith an amendment to the Company’s Registration Statement on Form F-1 (the “Amendment No. 4”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 4, marked to show changes to the Amendment No. 3 to Registration Statement on Form F-1 filed on March 8, 2019.

Concurrently with filing the Amendment No. 4, the Company is hereby in this letter setting forth its response to the comments from the staff of the Commission (the “Staff”) dated March 15, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4.

PARTNERS:     Pierre-Luc Arsenault[3] | Lai Yi Chau | David G. Couper[7] | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Karen K.Y. Ho | Damian C. Jacobs[6] | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar[6] | Li Chien Wong | Wanda T.K. Woo | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | Jennifer Y.Y. Feng[6] | Han Gao[4] | David M. Irvine[6] | Hao-Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel A. Margulies[6] | Peng Qi3 | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN:     [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Queensland (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

March 26, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Balance Sheet Items

Accounts receivable, contract assets, and assets from investor assurance program, page 119

1.	We note your response to comment 2. Please expand your contract assets discussion on page 119 to address the following:

•	Disclose the contract asset and related allowance rollforwards as presented on pages F27, F-28, F-64 and F-65 for each period;

The Company respectfully advises the Staff that the Company has enhanced the disclosures on pages 115-118 of the Amendment No. 4, in response to the Staff’s comment.

•	Disclose net contract assets by period in which they were initially recorded for each loan product, as presented on pages F-28 and F-65;

The Company respectfully advises the Staff that the Company has enhanced the disclosures on pages 115-118 of the Amendment No. 4, in response to the Staff’s comment.

•

Discuss and analyze these trends, including write-offs and changes in the allowance coverage for each period presented and how the movements and changes in delinquency trends and the expected net accumulated loss rates as disclosed on pages 96, F-16 and F-57 impacted these determinations; and

The Company respectfully advises the Staff that the Company has enhanced the disclosures on pages 115-118 of the Amendment No. 4, in response to the Staff’s comment.

•	Disclose, consistent with your response, your determination of the adequacy of the allowance for each period presented.

The Company respectfully advises the Staff that the Company has enhanced the disclosures on pages 115-118 of the Amendment No. 4, in response to the Staff’s comment.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

March 26, 2019

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-60

2.	We note your response to comment 2. Please address the following:

•	Revise your disclosures on pages F-25 and F-62 to clarify that the revision to your charge-off policy was a correction of an error in accordance with U.S. GAAP; and

The Company respectfully advises the Staff that the Company has revised the disclosure on page F-25 of the Amendment No.4, in response to the Staff’s comment.

•

Disclose in your risk factor on page 38 related to the effectiveness of your internal controls and discussion of the two material weaknesses identified, that your charge-off policy was inconsistent with ASC 310-10 of U.S.GAAP and you corrected to charge off uncollectible balances of contract assets and related provisions when any repayment of the underlying loan is 90 days past due.

The Company respectfully advises the Staff that the Company has revised the risk factor on page 39 of the Amendment No. 4, in response to the Staff’s comment.

*         *         *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

March 26, 2019

If you have any questions regarding the Amendment No. 2, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Meng Ding, Esq., Partner, Kirkland & Ellis International LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP
Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP